
SEC MAIL
RECEIVED
PROCESSING
JUL - 1 2005
WASH, D.C.
199
SECTION

ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BLDG., ROOM 709
NO.5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

Writer: Hirohito Akagami
Direct Tel: [81]-[3]-6888-1044
Direct Fax: [81]-[3]-6888-3044
e-mail: hirohito.akagami@amt-law.com


05009501

Our Ref: 5871-A-001

June 30, 2005

SUPPL

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, DC 20549
U. S. A.

PROCESSED
JUL 07 2005
THOMSON
FINANCIAL

Re: FANCL CORPORATION
(FILE NO. 82-5032)
Rule 12g3-2(b) Exemption

Dear Sirs:

We are writing on behalf of FANCL CORPORATION which filed an exemption application for its shares based upon Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, which application was received by you on November 15, 1999. We enclose herewith the following documents required to be provided by FANCL CORPORATION thereunder:

1. Summary English translation of the notice of a General Meeting of Shareholders dated June 2, 2005 together with Annual Business Report.

dlw 7/7

Should you have any questions, please do not hesitate to let us know.

Very truly yours,

ANDERSON MORI & TOMOTSUNE



By: ____________________
Hirohito Akagami

HA/SD:mkm
Encls.

1. Summary English translation of the notice of the General Meeting of Shareholders dated June 2, 2005 together with the Annual Business Report

June 2, 2005

NOTICE OF CONVOCATION OF THE GENERAL MEETING OF SHAREHOLDERS OF FANCL CORPORATION FOR THE 25TH BUSINESS PERIOD

To: THE SHAREHOLDERS

We have the pleasure to notify you that the Ordinary General Meeting of Shareholders of the Company will be held for the 25th business period of the Company and your attendance is cordially requested.

If you are unable to attend the meeting, you may exercise the voting rights in writing or via the internet. We kindly ask you to review the attached referential documents, affix your seal or signature on the enclosed instruction card concerning the exercise of voting rights indicating thereon your approval or disapproval of the items of business, and return this to the Company, or to exercise the voting rights via the internet (http://www.evote.jp/).

Sincerely yours,

Kenji Fujiwara
President and Representative Director

FANCL CORPORATION
109-1, Iijima-cho, Sakae-ku,
Yokohama City, Kanagawa Pref.
Japan

PARTICULARS OF MEETING

1. Date and Time: June 18, 2005 (Sat.) 10:00 a.m.

2. Place: 13-1, Isogo 3-chome, Isogo-ku, Yokohama City
Yokohama Prince Hotel
1st floor "Aya-Nishiki" Room
(Please see the attached map as a guide to the place of meeting.)

3. Purpose of Meeting:

Item to be Reported:
(1) The Business Report, Consolidated Balance Sheet, Consolidated Income Statement and Auditing Report for consolidated financial statements by the accounting auditor and board of auditors for the 25th business period (from April 1, 2004 to March 31, 2005).
(2) The Balance Sheet and Income Statement for the 25th business period (from April 1, 2004 to March 31, 2005)

Items of Business:

1st Item of Business: Matters concerning the approval of the proposed appropriation of profit for the 25th Business Period

2nd Item of Business: Matters concerning the partial amendment of the Articles of Incorporation of the Company (Details of this Item of Business are set forth in the "Referential Documents for the Exercise of Voting Rights".)

3rd Item of Business: Matters concerning the appointment of eight directors

4th Item of Business: Matters concerning the appointment of three auditors

5th Item of Business: Matters concerning the payment of retirement allowances to retiring directors

6th Item of Business: Matters concerning the payment of retirement allowances to retiring auditors

END

Attachment

Business Report
for the period
from April 1, 2004 to March 31, 2005

1. Outline of Business Operations

(1) Development and Results of the Business

Movements in Japan's Economy and Industry

Consumer spending during the subject period remained low and prospects are still cloudy although the Japanese economy showed signs of recovery with an increase of exports and a recovery in capital investment due to an improvement in corporate profit.

The overall sales of the cosmetics industry remained at the same level, despite improvements in some basic cosmetics, with a steady growth in sunscreen cosmetics and essences. In the health food industry, competition has intensified remarkably due to the entry of leading companies and despite the expansion of market size resulting from the background of high consciousness for health care with the boom in Coenzyme Q 10.

Business Development for the Subject Period

In the cosmetics business, in order to activate basic skin care products, we have engaged in products development focused on their quality, and have renewed "Mild Cleansing Oil" and "Fenatty" respectively in August and in September. Attenir Corporation has renewed its products focused on make-up products, and has launched "Night White CC", a highly qualified whitening essence, in September. With respect to the mail-order business, the sales of "Mild Cleansing Oil" and "Fenatty" increased due to their renewal together with a steady growth in make up products and limited-time products. Attenir Corporation recorded the best number of customers as of the end of the period due to effective advertising and promotional activity and the sales promotion along with constant growth in new products and renewed products. With respect to the retail sales, sales in the existing stores increased due to the aggressive enhancement of education for store staffs, revising the treatment, improvement in store operation and renewal of sores. We had 110 Fancl house shops, 37 Fancl J house 9 Attenir shops and 1 other shop at the end of the subject period. With respect to other distribution channels, although the sales in convenience stores declined compared to the previous period, overseas sales, mainly in Hong Kong, made a good progress. Due to these business operations, sales of the products concerning cosmetics increased, and turnover of the cosmetics business for this period was ¥37,098 million (6.2% increase from the previous period). With respect to profit and loss, the operating loss was ¥4,745 million (a 24.5% decrease from the previous period) because expenses increased due to the operation of the Shiga factory and the increase of store staffs, and expenses for advertising and sales promotion for the renewal of products were aggressively invested.

In the supplement business, we improved and sold 4 items of minerals with "Twintose", a new component jointly developed with Hokkaido University and Nippon Tensai Seito K.K. in April and May. With respect to the mail-order business, Coenzyme Q 10, advertised in a healthcare information program in TV, recorded record sales as a single product partly due to price cut. Mineral products with Twintose also enjoyed steady growth. With respect to retail sales, the sales in Fancl house focusing on cosmetics made good progress and increased due to an increase in the number of Fancl house J which had high sales of supplements. We had 9

shops of Genki Station and 2 other shops at the end of the subject period. In other distribution channels, although the sales in convenience stores and supermarkets declined compared to the previous period, the sales overseas, mainly in Hong Kong, made good progress. Due to these business operations, sales of the products involving supplements increased, and the turnover of the supplement business for this period was ¥31,131 million (a 5.0% increase from the previous period). With respect to profit and loss, although the cost rate was improved by revising the purchase price of raw material, the operating loss was ¥4,638 million (a 13.6% decrease from the previous period) due to aggressive advertising activity to a obtain public acknowledgement of Twintose.

In the sprouting unpolished rice (*hatsuga genmai*) business, we had begun to sell the sprouting unpolished rice with its taste, scent and texture significantly improved by a new process in the mail-order business and in retails respectively in June and in September. However, compared to the previous period, sales declined because the sales in the mail-order business decreased and the sales for supermarkets remained low. With respect to the Green Juice (*Aojiru*) business, the sales in the entire distribution channel increased because not only the frozen type but also for the powder type with Twintose released in July made good progress. With respect to *Iimono Okoku Mail-Order Business* (previously known as NGC Mail-Order Business), the sales in brochures declined and then sales declined compared to the previous period. With respect to the other business, the sales increased compared to the previous period due to steady growth in the sales of underwear and groceries. Due to these business operations, sales of the other business decreased, and turnover of the other business for this period was ¥19,706 million (a 3.3% decrease from the previous period). With respect to profit and loss, although it showed a slight recovery in the second semester, the operating loss was ¥1,967 million due to a deficit increase in *Iimono Okoku Mail-Order Business*, whereby the deficit increased ¥146 million compared to the previous period.

(2) Future Challenges for the Company

With respect to prospects in the economy, it is predicted that a recovery of consumer spending will take time due to cloudy prospects for the economy, despite an improvement in corporate profit.

In these circumstances, we aim for growth and recovery of profit under the middle-term management plan for 3 years (FANCL Change & Challenge Plan) which was announced as of November 4, 2003 and whose initial period ended on March 2005.

With respect to the cosmetics business, we will promote development of products focusing on its functionality. We place the mail-order service as the core distribution channels and we will set out to expand the sales in retails by opening new stores actively.

With respect to the supplements business, we will bring high value-added products using material original to the market. We will place the mail-order service as the core distribution channels and will enhance retail and wholesale aspects.

With respect to the sprouting unpolished rice business, we aim at set out surplus in the profitability by expanding wholesalers such as supermarkets, and by enhancing improvement of processed food and by raising operation rates of factories.

With respect to the Green Juice (*Aojiru*) business, we aim at improving the profitability and set out to achieve surplus by shifting to high value-added products with a high profit rate.

With respect to *Iimono Okoku Mail-Order Business*, we will establish a system to earn profit at peace by enhancing products and reducing cost.

We kindly ask all the shareholders to understand our business attitude and to provide us

with more support than ever before.

(3) Capital Investment

Capital investment for the period totaled ¥2,256 million, principally accrued from the acquirement of lands and buildings of the sprouting unpolished rice factory in Kagawa (Kagawa-ken Mitoyo-gun) and renewal of the shops under direct management.

(4) Capital Procurement

(i) The Company raised no funds for the period.

(ii) Consolidated subsidiaries raise funds from the Company's group companies.

(5) Results of Operations and Conditions of Assets

(i) Results of Operations and Conditions of Assets of the Company on a consolidated basis

Period / Division	22nd Period March 2002	23rd Period March 2003	24th Period March 2004	25th (Current) Period March 2005
Turnover (¥ million)	84,657	90,025	84,956	87,937
Ordinary Income (¥ million)	11,002	11,849	7,686	5,490
Net Income (¥ million)	5,995	6,428	3,387	1,709
Net Income per Share (¥)	307.55	279.54	154.57	80.29
Total Assets (¥ million)	79,026	79,804	78,479	79,416
Net Assets (¥ million)	64,718	66,349	65,613	66,203
Number of Consolidated subsidiaries	4	6	6	,6
Number of companies to which Equity method is applied	-	-	-	-

(Notes)

1. Net income per share was calculated based on the number of shares gained by deducting the average number of treasury stock during the period from the average total number of issued shares during the period. Net income per share for the 23rd Periods were calculated assuming that a share split took place at the beginning of the respective period.
2. From the 23rd Period, "Accounting Standards relating to Net Income per Share" (Corporate Accounting Standards No. 2) and "Application Guideline for Accounting Standards relating to Net Income per Share" (Application Guideline for Corporate Accounting Standards No. 4) are applied.
3. For the 24th Period, Ordinary Income and Net Income decreased due to a decrease in sales in the cosmetics business which shows the highest profit ratio.
4. For the 25th (Current) Period, the results are as described in the above "(1) Development and Results of Business".

(ii) Results of Operations and Conditions of Assets of the Company on a non-consolidated basis

Division \ Period	22nd Period March 2002	23rd Period March 2003	24th Period March 2004	25th (Current) Period March 2005
Turnover (¥ million)	66,302	70,733	66,448	69,170
Ordinary Income (¥ million)	8,723	9,523	5,906	3,907
Net Income (¥ million)	4,794	5,327	2,602	1,860
Net Income per Share (¥)	245.94	231.68	118.80	87.40
Total Assets (¥ million)	67,146	67,074	65,900	65,847
Net Assets (¥ million)	56,762	57,418	55,865	56,633

(Notes)

1. Net income per share was calculated based on the number of shares gained by deducting the average number of treasury stock during the period from the average total number of issued shares during the period. Net income per share for the 23rd Periods were calculated assuming that a share split took place at the beginning of the respective period.
2. From the 23rd Period, "Accounting Standards relating to Net Income per Share" (Corporate Accounting Standards No. 2) and "Application Guideline for Accounting Standards relating to Net Income per Share" (Application Guideline for Corporate Accounting Standards No. 4) are applied.
3. Financial documents are made pursuant to the Enforcement Regulations of the Commercial Code amended by "the ministry ordinance to amend a part of the Enforcement Regulations of the Commercial Code" (No.7 of Justice Ministry Ordinance as of February 28, 2003 and No.68 of Justice Ministry Ordinance as of September 22, 2003) since the 24th Period. Therefore, "Net Income (*toki rieki*)" and "Net Income per Share (*hitokbu atari toki rieki*)" as before are indicated as "Net Income (*toki jun rieki*)" and "Net Income per Share (*hitokabu atari toki jun rieki)*" respectively.